UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Regencell Bioscience Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.00001 Par Value

(Title of Class of Securities)

G7487R100

(CUSIP Number)

July 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7487R100	Page 2 of 7

1.	Names of Reporting Persons. Digital Mobile Ventures, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Island

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 988,902*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 988,902*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,902
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.63%**
12.	Type of Reporting Person CO

*	Represents ordinary shares held as of December 10, 2021 by Digital Mobile Venture Ltd.

**	Percentage of class based on 12,967,105 ordinary shares outstanding as of December 10, 2021, which information was provided by the Issuer to the Reporting Persons on December 10, 2021.

CUSIP No. G7487R100	Page 3 of 7

1.	Names of Reporting Persons Samuel Chen
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 988,902*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 988,902*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,902
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.63%**
12.	Type of Reporting Person IN

*	Represents ordinary shares indirectly held as of December 10, 2021 Samuel Chen via Digital Mobile Venture Ltd.

**	Percentage of class based on 12,967,105 ordinary shares outstanding as of December 10, 2021, which information was provided by the Issuer to the Reporting Persons on December 10, 2021.

CUSIP No. G7487R100	Page 4 of 7

1.	Names of Reporting Persons Fiona Chang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 988,902
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 988,902

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.63%**
12.	Type of Reporting Person IN

*	Represents ordinary shares indirectly held as of December 10, 2021 by Fiona Chang via Digital Mobile Venture Ltd.

**	Percentage of class based on 12,967,105 ordinary shares outstanding as of December 10, 2021, which information was provided by the Issuer to the Reporting Persons on December 10, 2021.

CUSIP No. G7487R100	Page 5 of 7

ITEM 1.

(a) Name of Issuer: Regencell Bioscience Holdings Limited

(b) Address of Issuer’s Principal Executive Offices: 11/F First Commercial Building, 33-35 Leighton Road, Causeway Bay, Hong Kong

ITEM 2.

(a) Name of Persons Filing:

Digital Mobile Ventures Ltd., a British Virgin Islands company (“Digital Mobile”).

Samuel Chen and Fiona Chang, who are directors and stockholders of Digital Mobile (the individuals referred to above are collectively referred to herein as the “Managers”).

(b) Address of Principal Business Office, or if None, Residence:

The Business Address of Digital and the Managers is c/o Rayson Technology Co. Ltd., 5F, No. 550, Ruei Guang Road, Taipei, Taiwan

(c) Citizenship:

Digital Mobile is a British Virgin Islands company and the Managers are citizens of Taiwan.

(d) Title of Class of Securities: Ordinary Share

(e) CUSIP Number: G7487R100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G7487R100	Page 6 of 7

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

EXHIBIT INDEX

Exhibit	Joint Filing Agreement, dated December 15, 2021.

CUSIP No. G7487R100	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2021

Digital Mobile Ventures, Ltd.

By:	/s/ Samuel Chen
Name:	Samuel Chen
Title:	Chairman of the Board

By:	/s/ Samuel Chen
Name:	Samuel Chen

By:	/s/ Fiona Chang
Name:	Fiona Chang

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.